UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Closing of Sunway Kids Acquisition

As disclosed on Huitao Technology Co., Ltd.’s (the “Company”) Current Report on Form 6-K (the “Initial 6-K”) filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2020, the Company entered into certain Share Exchange Agreement (the “Agreement”) on December 31, 2019 with Sunway Kids International Education Group Ltd. (“Sunway Kids”), a British Virgin Islands company, and certain shareholders of Sunway Kids (the “Sellers”). On February 11, 2020, the Company, Sunway Kids and the Sellers (collectively, the “Parties”) entered into certain Amendment to the Agreement (the “Amendment”) which amended the Agreement to have the Cash Consideration payable according to certain earn-out schedule, and amend certain closing deliverables.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

On February 14, 2020, the transaction contemplated by the Agreement, as amended, consummated when the Company issued 1,989,262 ordinary shares of the Company to the Sellers and the Sellers instructed delivery of Sunway Kids shares to the Company.

Simultaneously with the consummation of the transaction, key members of Sunway Kids’ management team have entered into certain Non-Competition and Non-Solicitation Agreement with the Company. The Sellers have also entered into certain Lock-Up Agreement with the Company pursuant to which the Sellers agreed that without the prior written consent of the Company, the Sellers will not for a period of 6 months after the consummation of the transaction (i) offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s ordinary shares, or (iii) make any demand for or exercise any similar right with respect to the registration of any of the Company’s ordinary shares.

This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933 as not involving any public offering.

Description of Sunway Kids

Immediately following the closing of the transaction contempt by the Agreement, the business of Sunway Kids became part of our business.

Sunway Kids’ Organizational Structure

Sunway Kids was established on February 29, 2012 under the laws of the British Virgin Islands as an offshore holding company. On August 23, 2018, Sunway Kids established its wholly owned subsidiary, Brave Millenium Limited (“Brave Millenium”) under the laws of Hong Kong. On December 4, 2019, Brave Millenium established Chengdu Hengshanghui Intelligent Technology Co., Ltd. (”WFOE”) in China as a wholly foreign owned limited liability company. On December 9, 2019, WFOE entered into a series of variable interest entity agreements with Chengdu Hengshanghui Education Consulting Co., Ltd. (“Hengshanghui Education”).

The following diagram illustrates our current corporate structure:

Summary of Business

Sunway Kids is an education and health service provider to day-care and preschools in China. Sunway Kids has a highly skilled professional team experienced in early childhood development. It provides a well-structured system for early childhood education, including AI and robotic technologies, intellectual campus administration software as a service system (“SAAS system”) and online education courses for kids and parents. Sunway Kids provides personalized growth plans for each child based on the analysis of performance data. Sunway Kids helps schools in increasing their education quality as well as generating derivative revenues by providing targeted courses and AI lessons for kids. Sunway Kids’ ability to cooperate closely with various schools and research institutes in China has contributed to its significant position in the industry.

Sunway Kids has generated approximately $935,000 of revenue and $263,000 of net income as of December 31, 2019, although these numbers have not been audited by an accounting firm registered by PCAOB.

Management’s Plan for the Sunway Kids Business

With the introduction of the national two-child policy in China since 2015, the birth rate has been increasing and thus provides a guaranteed increase in opportunity for the preschool education industry. With the deepening of China’s economic reforms, the disposable income of urban residents has continued to increase. With the improvement of living standards of urban residents, families have become more willing to invest in education, training, and other services for their children starting at a young age, and at the same time have begun to attach more importance to the branding of the education. At present, China’s preschool education and intelligent education markets are highly fragmented, small in scale, independent, and loosely managed. Branding and franchising will therefore become the inevitable trend of development in the intelligent education industry.

The Company’s management believe these market conditions have created tremendous growth opportunity for the Sunway Kids business. Management expects to focus on expansion of the Sunway Kids business in light of the continuous revenue decline in the concrete business.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Amendment to the Agreement dated February 11, 2020, by and among the Company, Sunway Kids and the Sellers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2020

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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